SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     (Mark One)


     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required, effective October 7, 1996)

     For the fiscal year ended December 31, 2000

     [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required)

     For the transition period from ______________________to
          _________________________

     Commission file number 0-19292

A. Full title of the plan and the address of the plan, if different from that of the issuer named below Bluegreen Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

     Bluegreen Corporation
     4960 Conference Way North, Suite 100
     Boca Raton, Florida 33431

                              BLUEGREEN CORPORATION
                             RETIREMENT SAVINGS PLAN

                       INDEX TO ANNUAL REPORT ON FORM 11-K


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS......................1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.........................2
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS...............3
NOTES TO FINANCIAL STATEMENTS...........................................4


SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)...........8

SIGNATURES..............................................................9


EXHIBIT 23  - CONSENT OF ERNST & YOUNG LLP

               Report of Independent Certified Public Accountants

Plan Administrator
Bluegreen Corporation Retirement
   Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bluegreen Corporation Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the information regarding the Plan's net assets available for benefits at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                               ERNST & YOUNG LLP

West Palm Beach, Florida
June 18, 2001

                              Bluegreen Corporation
                             Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                         December 31
                                                     2000           1999
                                                  -------------------------

     Assets
     Investments, at fair value                   $6,582,815     $7,178,944
     Employee contribution receivable                 28,427             --
                                                  -------------------------
     Total assets                                  6,611,242      7,178,944

     Liabilities
     Excess contributions refundable                  46,490         23,248
                                                  -------------------------
     Net assets available for benefits            $6,564,752     $7,155,696
                                                  =========================

See accompanying notes.

                              Bluegreen Corporation
                             Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000

     Additions:
        Interest and dividend income                           $    33,251
        Net depreciation in fair value of mutual funds          (1,250,274)
        Contributions - participants                             2,217,177
                                                               -----------
     Total additions                                             1,000,154

     Deductions:
        Benefits paid to participants                            1,558,932
        Administrative expenses                                     32,166
                                                               -----------
     Net decrease                                                 (590,944)
     Net assets available for benefits at beginning of year      7,155,696
                                                               -----------
     Net assets available for benefits at end of year          $ 6,564,752
                                                               ===========


See accompanying notes.

                              Bluegreen Corporation
                             Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2000


1. Description of the Plan

General

The following description of the Bluegreen Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of this document are available from Bluegreen Corporation (the Company). The Plan, which became effective April 1, 1992, is a defined contribution plan covering all employees, as defined by the Plan, of the Company who have completed one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participant's contributions cannot exceed 18% of a participant's compensation or Internal Revenue Code (the Code) guidelines. The Company's contribution is determined quarterly and is equal to a percentage determined at the Company's discretion of the participant's contributions. The Company shall not match in excess of 6% of the participant's compensation.

Through September 30, 1999, participants vest in Company contributions at a rate of 20% each year upon completion of three years of continuous service, resulting in 100% vesting after seven years of continuous service.

Effective October 1, 1999, the Company amended the Plan's vesting schedule which provides that participants vest in Company contributions at a rate of 25% each year upon completion of two years of service, resulting in 100% vesting after five years of continuous service. The Company also revised its contribution to be determined annually.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan investment results. Company contributions are allocated based on the participant's contributions relative to total participant contributions during the plan year. Allocations of Plan earnings are based on individual account balances relative to the entire fund options. Forfeitures of nonvested amounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account balance.

                              Bluegreen Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Loans to Participants

The Plan allows participants to borrow against their vested balances provided that such balance is at least $2,000. Each loan will bear a reasonable interest rate determined by the Company in accordance with the Plan provisions, as defined. The maximum amount available for loans is the lesser of $50,000 or 50% of the participant's vested account balance. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, and loans are repaid through payroll deductions.

Benefits

Upon attainment of retirement age, disability, death or termination of employment, a distribution of the vested account balance is made in a lump sum to the participant or named beneficiary. Withdrawals are also allowed for hardship, as defined in the Code.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested.

2. Significant Accounting Policies

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments in mutual funds are stated at fair value based on quoted market prices, which represents the net asset values of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

                              Bluegreen Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Administrative Expenses

Administrative expenses, comprised primarily of trustee and accounting fees, are paid directly by the Company. The Plan pays expenses related to the management of the Plan's investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Smith Barney Corporate Trust Company (Smith Barney) held the Plan's investment assets, and executed transactions, as Trustee, through January 31, 2000. Effective February 1, 2000, in connection with an amendment of the Plan document, STI Trust & Investments Operations, Inc. (SunTrust) became the Trustee.

The fair value of individual investments that represents 5% or more of the Plan's net assets at December 31, 2000, is as follows:


     STI Trust & Investment Operations, Inc.:
        SunTrust                     Stable Asset Fund                            $   388,337
        STI Classic                  Tax Sensitive Growth Stock                     1,526,954
        American Century             Income & Growth Advisor                        1,250,114
        Franklin                     Small Cap Growth Fund                            530,004
        Janus                        Enterprise                                       650,909
        Putnam                       International Growth Fund                        774,673
        Vanguard                     500 Index Fund                                   368,853
        Participant loans            Interest rates ranging from 7.50% to
                                        10.5%, maturity dates ranging from
                                        one to thirty years                           426,125

The fair value of individual investments that represents 5% or more of the Plan's net assets at December 31, 1999 is as follows:

     Smith Barney Corporate Trust Company:
        Consulting Group Government Money Fund                    $   365,322
        Consulting Group Value Fund                                 1,740,295
        Consulting Group Equity Fund                                  892,520
        Consulting Group Growth Fund                                2,493,276
        Consulting Group Small Growth Fund                            378,078
        Bluegreen Corporation Stock Fund                              435,645
        Participant loans                                             425,136

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. Subsequent Event

Effective March 1, 2001, the Company amended and restated the Plan document to change the method of allocating forfeitures to participant accounts. Under the new amendment, forfeitures will be allocated to participant accounts in the same manner as employer's contributions.

                              Supplemental Schedule

                              Bluegreen Corporation
                             Retirement Savings Plan

                          EIN: 03-0300793 Plan No.: 001
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                                                 (c)
                        (b)                     Description of Investment, Including          (e)
            Identity of Issue, Borrower,          Maturity Date, Rate of Interest,          Current
   (a)        Lessor or Similar Party           Collateral, Par, or Maturity Value           Value
---------------------------------------------------------------------------------------------------
    *    SunTrust                           Stable Asset Fund                            $  388,337
    *    STI Classic:                       Investment Grade Bond                           281,021
                                            Life Vision Moderate Growth                      17,203
                                            Life Vision Growth & Income                      24,127
                                            Life Vision Aggressive Growth                    94,352
                                            Prime Quality Money Market                       83,888
                                            Tax Sensitive Growth Stock                    1,526,954
         American Century                   Income & Growth Advisor                       1,250,114
         Franklin                           Small Cap Growth Fund                           530,004
         Janus                              Enterprise                                      650,909
         Putnam                             International Growth Fund                       774,673
         Vanguard                           500 Index Fund                                  368,853
    *    Bluegreen Corporation              Bluegreen Corporation Stock Fund                166,255
         Participant loans                  Interest rates ranging from 7.50% to
                                               10.5%, maturity dates ranging from one
                                               to thirty years
                                                                                            426,125
                                                                                         ----------
                                                                                         $6,582,815
                                                                                         ==========


* Indicates a party-in-interest.

Note: Column (d), which provides cost information, has not been included, because all investments are participant-directed.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to the signed on its behalf by the undersigned hereunto duly authorized.


                                   Bluegreen Corporation Retirement Savings Plan
                                   ---------------------------------------------
                                                  (Name of Plan)


Date     June 27, 2001               By      /S/ JOHN F. CHISTE
    -------------------------------    -----------------------------------------
                                                  (Signature)